Exhibit 12.1

Fiesta Restaurant Group, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Year Ended December 31,
	2007	2008	2009	2010	2011
Earnings:
Income before income taxes	$12,570	$2,433	$13,409	$10,807	$14,176
Add fixed charges:
Interest expense, including amortization of deferred financing costs	22,042	21,898	20,447	19,898	24,041
Portion of rents representative of interest factor	5,119	5,656	5,812	5,540	5,643

Total earnings	$39,731	$29,987	$39,668	$36,245	$43,860

Fixed charges:
Interest expense, including amortization of deferred financing costs	$22,042	$21,898	$20,447	$19,898	$24,041
Portion of rents representative of interest factor	5,119	5,656	5,812	5,540	5,643

	$27,161	$27,554	$26,259	$25,438	$29,684

Ratio of earnings to fixed charges (1)	1.46 x	1.09 x	1.51x	1.42x	1.48 x

(1) For purposes of determining the ratio of earnings to fixed charges, earnings are defined as earnings from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense on all indebtedness, amortization of deferred financing costs and one-third of rental expense on operating leases, representing that portion of rental expense that we deemed to be attributable to interest.